EXHIBIT 99.1

Video Release -- Student Transportation Inc. Holds "Employee Appreciation Week" April 23-27

Video Appreciation Message Released From CEO

DANIEL ISLAND, S.C., April 23, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, is honoring its employees with a company-wide "Employee Appreciation Week", April 23 – 27. In support of this company-wide event, a video message has been released on the Company website by Chairman and CEO Denis J. Gallagher expressing his appreciation for the more than 9,000 people employed by Student Transportation Inc. and operating subsidiaries Student Transportation of America and Student Transportation of Canada.

A video accompanying this release is available at http://youtu.be/tY7Z2quvsOs

Appreciation events will take place in Student Transportation's over 120 locations across North America beginning Monday, April 23rd, and continuing throughout the week. Scheduled events include barbecues, catered lunches and breakfasts, as well as award ceremonies and prize raffles. The participation of local school districts is highly encouraged and in the past, districts have elected to sponsor their local bus terminal's activities.

A family of local companies, STI employs more than 9,000 drivers, dispatchers and mechanics who are caring members of their local communities to deliver safe, reliable and on-time school transportation. The company is recognizing and appreciating its employees for their dedication to service and commitment to safety.

"It is important to know that it's not the name on the side of the bus that makes us the great company we are," Denis says. "It's what's under the hood and behind the wheel that makes us the best school bus company in North America, and an ever growing group of people that I am proud to call family – our STI family."

Profile

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 8,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com